EXHIBIT 1.01
Cleveland-Cliffs Inc.
Conflict Minerals Report
For the reporting period from January 1, 2024 to December 31, 2024
This Conflict Minerals Report (this “Report”) of Cleveland-Cliffs Inc., on behalf of itself and its consolidated subsidiaries (collectively, the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”).
Statements in this Report that express a belief, expectation or intention, as well as those that are not historical facts, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Additional Due Diligence and Risk Mitigation” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our Conflict Minerals program, and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed in or implied by the forward-looking statements. For a more complete discussion of these and other risk factors, see our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2024. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products. For purposes of this Report, the term “Conflict Minerals” means: (1) Columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”); or (2) Any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in Covered Countries.
Conflict Minerals Disclosure
Conflict Minerals are not necessary to the functionality or production of the vast majority of products manufactured by the Company. The Company’s efforts related to the identification of Conflict Minerals in its products involved cross-functional collaboration among several of the Company’s departments, including the Research and Development, Procurement and Legal

departments, to review the specifications of its products and whether any Conflict Minerals were necessary to the functionality or production of such products. In addition, the Company engaged in due diligence with respect to third-party materials purchased by the Company to determine whether the chemical composition of such materials included any Conflict Minerals. As a result of this process, the Company determined that the only Conflict Mineral necessary to the functionality or production of certain of the Company’s electrical steel grades, tinplate products and electrodeposition coating service for metal parts (collectively, the “Covered Products”) manufactured during the Reporting Period was tin.
Following this determination, the Company conducted a detailed review of the ways in which tin entered the Company’s supply chain and was used by the Company during the Reporting Period. This review established that the Company used tin in two forms during the Reporting Period: tin included in recycled or scrap metal; and tin in refined forms from mined sources of tin. During the Reporting Period, the Company’s wholly-owned scrap metal processing operations, Ferrous Processing and Trading Company, processed approximately three million net tons of scrap metal, a large portion of which was consumed by the Company’s steelmaking operations. However, because not all of the tin used by the Company in the Covered Products during the Reporting Period was from recycled or scrap sources, the Company undertook in good faith a reasonable country of origin inquiry (“RCOI”) to determine whether any of such tin originated or was processed in the Covered Countries. Where applicable, we have conducted additional due diligence regarding the sources of such tin. The results of our RCOI regarding such tin, as well as our additional due diligence regarding the sources of such tin, are contained in this Report, which is publicly available in the “Investors” section, “SEC Filings” subsection, of the Company’s website at www.clevelandcliffs.com. The content of any website referred to in this Report is included for general information only and is not considered incorporated by reference in this Report.
A.Our RCOI Process
We have conducted a good faith RCOI regarding the sources of the tin used by the Company in the Covered Products during the Reporting Period. This good faith RCOI was reasonably designed to determine whether any of such tin originated in the Covered Countries and whether any of such tin may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC.
Our global supply chain is complex. Because we do not purchase Conflict Minerals directly from mines, smelters or refiners, there are typically several third parties in the supply chain between us and the original sources of any Conflict Minerals. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any Conflict Minerals contained in the materials or products that they provide to us for incorporation into our products.
With respect to the Reporting Period, we worked to identify suppliers and/or manufacturers that we believed could potentially provide tin that was incorporated into our products. In order to identify the suppliers and/or manufacturers that would be included within the scope of the RCOI, we began with our enterprise-wide list of suppliers of tin that was included in our products that were sold during the Reporting Period. As a result of this process, we identified the direct suppliers and/or manufacturers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing tin that were incorporated into our products that were sold during the Reporting Period.
The Company engaged in a thorough RCOI of its supply chain to determine the mines and smelters from which its non-scrap tin originated and the various points of custody of such tin prior to its being consumed in the Company’s operations. In executing this inquiry, the Company modeled its process after the framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”). Among other things, this effort included: (i) contacting suppliers from whom the Company purchased non-scrap sources of tin or other potential tin-containing materials and discussing with such suppliers’ relevant personnel the source and chain of custody of the tin prior to its delivery to the respective supplier and the Company; (ii) obtaining certifications or other forms of reasonable assurance from suppliers of tin or other potential tin-containing materials that the tin or other materials delivered to the Company during the Reporting Period were sourced entirely from recycled or scrap sources; and (iii) requesting suppliers from whom the Company purchased non-scrap tin or other potential tin-containing materials to complete the Conflict Minerals Reporting Template (“CMRT”) of the Responsible Minerals Initiative (“RMI”), which includes disclosure as to any mine and/or smelter from which any non-scrap tin originated or was processed.
Since the Company generally does not have direct contractual relationships with smelters and refiners, it relies on its direct suppliers to gather and provide specific information about the origin of any Conflict Minerals (or products containing Conflict Minerals) supplied to the Company. Following its receipt of responses from its suppliers of non-scrap tin or other potential tin-containing materials, the Company gave further guidance to any suppliers that initially provided incomplete or insufficient information and requested that such suppliers complete an updated CMRT or provide an alternate reasonable form of assurance regarding the sources of any non-scrap tin or other potential tin-containing materials in their products supplied to the Company for the Reporting Period.
Based on the RCOI conducted, we are unable to exclude the possibility that some of the tin used by the Company in the Covered Products during the Reporting Period originated, or may have originated, in the Covered Countries and may not be from recycled or scrap sources, and have therefore conducted the due diligence activities detailed below.
B.Our Due Diligence Program and Design
We exercised due diligence on the source and chain of custody of the tin included in the Covered Products during the Reporting Period. Subject to the requirements imposed by Form SD and the SEC regarding Conflict Minerals, our due diligence measures have been designed with reference to the framework in the OECD Guidelines, which recommends the establishment of a five-step framework for risk-based due diligence for responsible supply chains, that includes the following measures:

1.Establishment of strong company management systems;
2.Identification and assessment of risk in the supply chain;
3.Design and implementation of a strategy to respond to identified risks;
4.Carrying out independent third-party audits of supply chain due diligence at identified points in the supply chain; and
5.Reporting on supply chain due diligence.
C.Due Diligence Measures Undertaken
The due diligence measures undertaken by the Company during the Reporting Period included the following:
1.Establish Company Management Systems
Conflict Minerals Team
We have established a cross-functional working group to oversee and drive our Conflict Minerals compliance program. This working group shares information concerning our Conflict Minerals program and is responsible for, among other things:
•identifying products that contain or may contain Conflict Minerals;
•maintaining a list of our suppliers and manufacturers whose materials or products contain, or may contain, Conflict Minerals that are incorporated into our products;
•communicating to our suppliers and manufacturers our expectations concerning our procurement of any materials or products that contain, or may contain, Conflict Minerals;
•collecting from our suppliers and manufacturers information, including CMRTs, regarding the presence and sourcing of Conflict Minerals in the materials or products supplied to us for incorporation into our products;
•communicating our due diligence efforts to customers and applicable employees; and
•incorporating necessary procedures into our procurement process.
Conflict Minerals Policy
We have adopted a Conflict Minerals policy (“Conflict Minerals Policy”), which is available at https://www.clevelandcliffs.com/investors/corporate-governance/governance-documents. The Conflict Minerals Policy affirms that we are committed to sourcing materials and products from suppliers that share our values regarding respect for human rights, integrity, and environmental responsibility and that comply with all applicable legal standards and requirements.

Establish a System of Controls and Transparency Over the Mineral Supply Chain
As discussed under “Our RCOI Process” above, we do not purchase Conflict Minerals directly from mines, smelters or refiners. There are typically several third parties in the supply chain between us and the original sources of any Conflict Minerals contained in our products. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any Conflict Minerals contained in the materials or products that they provide to us for incorporation into our products. As discussed in greater detail under “Our RCOI Process” above, some of the measures that we have incorporated into our system of controls and transparency over our Conflict Minerals supply chain include the adoption of the CMRT and our due diligence efforts.
Internal Measures Taken to Strengthen Company Engagement with Suppliers
We continue to make efforts to increase our supply chain transparency and identify risks within our supply chain. We are committed to conducting business in a socially responsible manner and we seek to partner with suppliers who are similarly committed. To that end, we have adopted policies or practices applicable to all of our suppliers and manufacturers that require such suppliers and manufacturers to, among other things, provide certain information concerning the products they supply to us, including a completed CMRT when necessary.
2.Identify and Assess Risk in the Supply Chain
In addition to the actions described under “Our RCOI Process” and “—Establish Company Management Systems—Internal Measures Taken to Strengthen Company Engagement with Suppliers” above, in an effort to identify and assess risk in our supply chain, the Company reviewed its sources of tin against the RMI’s Responsible Minerals Assurance Process (“RMAP”) list of smelters that are compliant with the RMAP’s responsible mineral sourcing validation program to determine whether the Company’s sources of tin were in compliance with the RMAP validation program.
3.Design and Implement a Strategy to Respond to Identified Risks
In situations where a Covered Supplier either failed to deliver a CMRT or delivered an incomplete or insufficient response, we have employed a process of further communication with and evaluation of such Covered Supplier. Through this escalation process, we seek to better understand the reasons for such failure to comply with our Conflict Minerals program requirements as well as how such Covered Supplier intends to resolve such non-compliance. With this information, we are then better positioned to evaluate and monitor the circumstances affecting such Covered Supplier and formulate our own action plan with respect to continued sourcing from such Covered Supplier.

4.Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
As discussed in “Our RCOI Process” above, we generally do not have direct sourcing relationships with mineral smelters or refiners for Conflict Minerals. Where possible, we have relied on third-party assurances and certifications. For example, we accept as reliable any smelter that is compliant with the RMI’s RMAP assessment protocols.
5.Report Annually on Supply Chain Due Diligence
We have filed with the SEC our Form SD, which includes this Report as Exhibit 1.01, for the Reporting Period. This Report is also publicly available in the “Investors” section, “SEC Filings” subsection, of the Company’s website at www.clevelandcliffs.com.
D.Results of Assessment
Despite receiving responses from certain Covered Suppliers listing smelter or refiner names in their supply chain, some of our Covered Suppliers provided data at a company or divisional level, or otherwise were unable to accurately report which specific smelters or refiners were part of the supply chain for the materials or products containing tin that were supplied to us for use in the Covered Products during the Reporting Period. Therefore, we are not able to identify all of the smelters or refiners that processed such tin or to conclusively determine the country of origin of all of such tin supplied to us during the Reporting Period.
E.Additional Due Diligence and Risk Mitigation.
We expect to continue to improve our supply chain due diligence efforts. Such measures may include, but are not limited to:
•continued efforts to assess the presence of Conflict Minerals in our supply chain;
•clearly communicating our expectations with regard to transparency of supplier sourcing of Conflict Minerals;
•continuing to work with our suppliers and manufacturers to help them better understand our Conflict Minerals requirements;
•in situations where our RCOI and due diligence processes have identified suppliers and/or manufacturers that are either unable or unwilling to comply with our Conflict Minerals requirements, identifying and evaluating alternative suppliers; and
•continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the RMI's RMAP assessment protocols.